A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England ______________________ BRUSSELS • FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

May 16, 2024

Via EDGAR

United States Securities and Exchange Commission,
          Division of Corporation Finance, Office of Mergers & Acquisitions,
          100 F. Street, N.E.,
          Washington, D.C. 20549,
          United States.

Re:	Castor Maritime Inc. Schedule TO-I Filed April 22, 2024 Schedule TO-I/A Filed April 22, 2024 File No. 005-90917

Ladies and Gentlemen:

On behalf of our client, Castor Maritime Inc. (referred to herein as “Castor” or the “Company”), we wish to inform you that Castor has filed a second amendment to the above-referenced Tender Offer Statement on Schedule TO-I (as amended and supplemented, the “Amended Schedule TO”).  The Amended Schedule TO reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 30, 2024 (the “Comment Letter”).

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. In addition to responding to the Staff’s comment letter, the Schedule TO incorporates certain changes and additional disclosure that the Company deems necessary or appropriate.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.
The personal liability of our partners is limited to the extent provided in such laws.  Additional information is available upon request or at www.sullcrom.com.
Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).
A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN.  All partners are either registered foreign lawyers or solicitors.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Mergers & Acquisitions	-2-
General

1.
Please revise to provide the name and address of each executive officer and director of Castor Maritime, each person controlling the corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. See Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. In addition, provide the information called for by Items 5-8 of Schedule TO as to the persons specified in General Instruction C to Schedule TO. We note that, on page 16, you incorporate by reference “Item 7” and “Item 10” of the Company’s “2023 Annual Report” but those sections do not appear to reflect the information called for by General Instruction C to Schedule TO. Please revise to provide such information, including, to the extent relevant, in regards to Petros Panagiotidis and/or Thalassa Investment Co. S.A., and any other persons or entities encompassed within General Instruction C.

Response:  The Company respectfully acknowledges the Staff’s comment and, in accordance with Item 3 of Schedule TO and Item 1003(a) of Regulation M-A, has amended the disclosure under “Item 3. Identity and Background of Filing Person” of the Amended Schedule TO to provide the name, business address and business telephone number of each director, executive officer, person controlling the Company and executive officer or director ultimately in control of any person controlling the Company. The Company has also clarified in Item 3 of the Amended Schedule TO that it is controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of Thalassa’s ownership of 11,240 common shares of the Company and 12,000 Series B Preferred Shares of the Company, each having the voting power of 100,000 common shares. The Company has further clarified that Thalassa is ultimately controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Petros Panagiotidis. The Company respectfully submits that, other than the persons named in Item 3 of the Amended Schedule TO, there are no other persons or entities encompassed within General Instruction C in respect of the Company.

The information required by Item 5 of Schedule TO and Item 1005(e) of Regulation M-A, including in relation to those parties named in Item 3 of the Amended Schedule TO in response to General Instruction C, is set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase (as defined in the Amended Schedule TO) and is incorporated by reference into Item 5. In response to the Staff’s comment, the Company has amended the disclosure under Item 5 of the Amended Schedule TO to clarify that, other than as described therein, there are no other agreements, arrangements, or understandings, whether or not legally enforceable, between the Company, or any person named in Item 3 of the Amended Schedule TO, on the one hand, and any other person, on the other, involving the Company’s securities.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Mergers & Acquisitions	-3-

In relation to the Staff’s request to provide the disclosure required by Item 6 and Item 7 of Schedule TO in respect of those parties named in response to General Instruction C, the Company respectfully submits that there is no disclosure required by Items 1006(a), (b) and (c) or Items of 1007(a), (b) and (d) of Regulation M-A, respectively, specifically applicable to the parties named in Item 3 of the Amended Schedule TO. The Company has revised the disclosure under “Item 6. Purposes of the Transaction and Plans or Proposals—(c) Plans” and “Item 7. Source and Amount of Funds or Other Consideration—(d) Borrowed Funds” of the Amended Schedule TO to include statements to this effect. The Company does not believe that similar statements are required, or contribute to the reader’s understanding, in relation to subparts (a) and (b) of each of Items 6 and 7 of the Amended Schedule TO.

The information required by Item 8 of Schedule TO and Item 1008 of Regulation M-A, including in relation to those parties named in Item 3 of the Amended Schedule TO in response to General Instruction C, is set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase and is incorporated by reference into “Item 8. Interest In Securities of the Subject Company”. In response to the Staff’s comment, the Company has amended the disclosure under Item 8 of the Amended Schedule TO to include a statement that none of the Company’s directors, executive officers, controlling person or associates or subsidiaries thereof, including the persons named in Item 3, (i) beneficially own any of the Warrants or (ii) have effected any transactions involving the Warrants during the prior 60 days. The Company has also removed the reference to Item 7 and Item 10 of the 2023 Annual Report from page 16 of the Offer to Purchase.

Miscellaneous, page 20

2.
We note the following disclosure in this section: “[W]e are not making the Offer to, and will not accept any tendered Warrants from, warrantholders in any jurisdiction or circumstances in which such offer or solicitation is unlawful, provided that we will comply with the requirements of Rule 13e-4(f)(8) . . . .” Clarify how you may reject tendered Warrants from certain warrantholders, consistent with the requirements of Rule 13e-4(f)(8), or revise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages i, 3, 10 and 20 of the Offer to Purchase to remove in its entirety the language noted in the Staff’s comment and made conforming changes to similar statements on pages 5 and 9 of the Letter of Transmittal (as defined in the Amended Schedule TO).

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Mergers & Acquisitions	-4-
If you have additional questions or comments, or require any additional information with respect to the Amended Schedule TO or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com or Abigail M. Yevnin at +44 20 7959 8408 or yevnina@sullcrom.com.

Very truly yours,
/s/ Nikolaos G. Andronikos
Nikolaos G. Andronikos

CC: Eddie Kim
        Christina Chalk
        (Securities and Exchange Commission)

        Petros Panagiotidis
        Ioannis Lazaridis
        (Castor Maritime Inc.)

        Abigail M. Yevnin
        (Sullivan & Cromwell LLP)